3/6

08027139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTERNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 CANAL STREET, 2nd Floor

(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob McMahon (212) 732-8025, Ext.160

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC

(Name – *if individual, state last, first, middle name*)

354 EISENHOWER PARKWAY	LIVINGSTON	NEW JERSEY	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

WANG LEI
Notary Public, State of New York
No. 01WA6107...
Qualified in Kings County
Commission Expires Apr... 08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INTERNATIONAL CAPITAL CORP.

SEC ID No. 8-46418

FINANCIAL STATEMENTS

December 31, 2007 and 2006

ABACUS INTERNATIONAL CAPITAL CORP.
New York, New York

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Abacus International Capital Corp.
New York, New York

We have audited the accompanying statements of financial condition of Abacus International Capital Corp. (the "Company"), a wholly-owned subsidiary of Abacus Federal Savings Bank, as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic 2007 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Livingston, New Jersey
February 22, 2008

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and due from banks	$ 284,704	$ 208,529
Deposits with clearing organization	145,591	108,115
Investment securities at fair value	14,847	9,237
Receivable from the Parent Company	-	260,371
Prepaid expenses and other assets	18,823	51,807
Total assets	$ 463,965	$ 638,059
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$ 8,300	$ 7,933
Payable to the Parent Company	-	126,204
Accrued expenses and other liabilities	8,300	134,137
Stockholder's equity		
Common stock, no par, 200 shares authorized, issued and outstanding	500	500
Additional paid in capital	964,375	914,375
Deficit	(509,210)	(410,953)
Total stockholder's equity	455,665	503,922
Total liabilities and stockholder's equity	$ 463,965	$ 638,059

See accompanying notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and 2006

	2007	2006
Revenue		
Commissions	$ 42,392	$ 33,854
Interest and dividends	9,064	65,097
FINRA special payment	35,000	-
	86,456	98,951
Expenses		
Interest expense	-	56,417
Compensation and benefits	78,991	83,826
Occupancy expenses	85,903	85,321
Floor brokerage, exchange and clearance fees	20,526	27,910
Insurance	16,473	16,745
Professional fees	39,885	4,500
Dues and subscriptions	7,119	3,844
Quotes	1,793	1,655
Other operating	15,023	11,986
	265,713	292,204
Loss before income taxes	(179,257)	(193,253)
Income tax benefit	(81,000)	(87,930)
Net loss	$ (98,257)	$ (105,323)

See accompanying notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Deficit	Total
Balance, January 1, 2006	$ 500	$ 869,375	$ (305,630)	$ 564,245
Net loss	-	-	(105,323)	(105,323)
Capital contribution by Parent	-	45,000	-	45,000
Balance, December 31, 2006	500	914,375	(410,953)	503,922
Net loss	-	-	(98,257)	(98,257)
Capital contribution by Parent	-	50,000	-	50,000
Balance, December 31, 2007	$ 500	$ 964,375	$ (509,210)	$ 455,665

See accompanying notes to financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net loss	$ (98,257)	$ (105,323)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
(Increase) decrease in operating assets		
Deposits with clearing broker	(37,476)	(4,564)
Receivable from the Parent Company	260,371	(87,930)
Prepaid assets	32,984	(36,459)
Increase (decrease) in operating liabilities		
Accrued expenses	(125,837)	(16,717)
Net cash provided by (used in) operating activities	31,785	(250,993)
Cash flows from investing activities		
Investment maturities	-	4,248,000
Purchase of investments	(5,610)	(5,937)
Net cash provided by (used in) investing activities	(5,610)	4,242,063
Cash flows from financing activities		
Stockholder's contribution	50,000	45,000
Payments on payable to the Parent Company	-	(4,121,796)
Net cash provided by (used in) financing activities	50,000	(4,076,796)
Net change in cash	76,175	(85,726)
Cash and due from banks at beginning of year	208,529	294,255
Cash and due from banks at end of year	$ 284,704	$ 208,529

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). During December 2007 the Company executed a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. which will become its new clearing broker-dealer during early 2008.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Pershing LLC pursuant to an agreement between the Company and Pershing. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Pershing, as defined by such rules, carries all customer accounts.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Parent Company allocates certain expenses, primarily occupancy expenses, based on relative square footage of space occupied by the Company in the Parent Company's facilities. Such allocation is an estimate and actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments With Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounts. Such margin accounts had a balance of $0 at December 31, 2007 and 2006. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, this financial guarantee would be recorded at fair value in accordance with FASB Interpretation 45.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for marketable securities, approximate their fair value because of the short maturity of the instruments. Marketable securities owned during December 31, 2007 and 2006, were carried at fair value with changes in fair value included in earnings.

Concentrations of Credit Risk: As of December 31, 2007 and December 31, 2006, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from unaffiliated depository institutions at years ended December 31, 2007 and 2006, were $306,587 and $311,450.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax liability among the participants generally in proportion to their contribution to the consolidated taxable income amounts.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income tax expense (benefit) is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2005, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2006 and December 31, 2007, the Company had $25,000 of cash on deposit to satisfy this requirement. The Company provided written notice to Pershing during 2007 that it will be terminating the agreement without cause, effective in 2008.

During December 2007 the Company executed a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. and, in accordance with that agreement, deposited $15,000 into a security deposit account with them. During the early part of 2008, the Company will be completing the transition from Pershing to its new clearing broker-dealer Sterne, Agee & Leach, Inc.

NOTE 3 - INCOME TAXES

Income tax expense (benefit) for 2007 and 2006 were as follows:

	2007	2006
Current	$ (81,000)	$ (87,930)
Deferred	-	-
	$ (81,000)	$ (87,930)

(Continued)

NOTE 3 - INCOME TAXES (Continued)

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2007 and 2006, respectively, and the reported income tax expense was as follows:

	2007	2006
Federal income taxes at statutory tax rates	$ (60,947)	$ (65,706)
State and local income taxes, net of related federal benefit	(20,053)	(22,224)
	$ (81,000)	$ (87,930)

NOTE 4 - RELATED PARTIES

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the overhead and administrative costs. The amounts of $97,450 and $102,204 were allocated to the Company in 2007 and 2006.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. Balances relating to such transactions were as follows:

	2007	2006
Assets		
Cash	$ 123,708	$ 5,194
Receivable from Parent Company	-	260,371
	$ 123,708	$ 265,565
Liabilities		
Accounts payable and accrued expenses	$ -	$ 126,204
Income taxes payable	-	-
	$ -	$ 126,204
Operating expenses		
Communication and data processing	$ 5,634	$ 7,171
Occupancy	85,903	85,321
Other	5,913	9,712
	$ 97,450	$ 102,204

(Continued)

NOTE 4 - RELATED PARTIES (Continued)

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The lease expires in April of 2016. Future minimum lease payments were as follows:

2008	$ 52,500
2009	52,500
2010	52,500
2011	55,000
2012	56,250
Thereafter	187,500
	$ 456,250

NOTE 5 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities,* under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company's net capital as defined by Rule 15c3-1 totaled $301,402 and $183,956, respectively, which was $296,402 and $175,014 in excess of its minimum net capital requirement of $5,000 and $8,942.

SUPPLEMENTARY INFORMATION

ABACUS INTERNATIONAL CAPITAL CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2007

	2007
Total stockholder's equity	$ 455,665
Deductions and/or charges	
Net office furniture and equipment and prepaid	18,823
Other nonallowable assets	133,555
	152,378
Net capital before haircuts on securities	303,287
Haircuts on securities	1,885
Net capital	$ 301,402
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 8,300
Payable to the Parent Company	-
Total aggregate indebtedness	$ 8,300
Aggregate indebtedness to net capital	$ .03
Computation of basic net capital requirement	
Minimum net capital required – greater of 6.67% of total aggregate indebtedness or $5,000	$ 5,000
Net capital	301,402
Excess net capital	$ 296,402
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 301,402

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-1 included in the FOCUS Report filed by the Company dated December 31, 2007.

ABACUS INTERNATIONAL CAPITAL CORP.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2007

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of the Rule.

Crowe

Crowe Chizek and Company LLC
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Abacus International Capital Corp.
New York, New York

In planning and performing our audit of the financial statements of Abacus International Capital Corp. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

(Continued)

This report is intended solely for the information and use of the Company, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Livingston, New Jersey
February 22, 2008

END